SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Benthos, Inc.

(Name of Issuer)

Common Stock - $.06 2/3 Par Value

(Title of Class of Securities)

082641

(CUSIP Number)

September 12, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082641

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank V. Wisneski, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,200

	6.	Shared Voting Power 68,646

	7.	Sole Dispositive Power 2,200

	8.	Shared Dispositive Power 68,646

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,846

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lynne Wisneski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 68,646

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 68,646

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,646

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Benthos, Inc.
	(b)	Address of Issuer's Principal Executive Offices 49 Edgerton Drive North Falmouth, MA 02256
Item 2.
(a)

Name of Person Filing

(1)                                  Frank V. Wisneski, Jr.

(2)                                  Lynne Wisneski

This Schedule 13G is filed on behalf of Frank V. Wisneski, Jr. and Lynne Wisneski (the “Reporting Persons”) pursuant to Rule 13d-1(k)(1).  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

	(b)	Address of Principal Business Office or, if none, Residence (1) 200 Powder Point Avenue Duxbury, MA 02332 (2) 200 Powder Point Avenue Duxbury, MA 02332
	(c)	Citizenship (1) USA (2) USA
	(d)	Title of Class of Securities Common Stock, $.06 2/3 par value
	(e)	CUSIP Number 082641
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by this Item 4 for each Reporting Person is set forth on the respective cover page of this Schedule 13G applicable to such Reporting Person in Items 5-11 thereof and such Items are incorporated herein by reference.

The percentages reported as beneficially owned by the Reporting Persons in this Schedule 13G are based upon 1,383,102 shares of the Issuer’s Common Stock outstanding as of August 8, 2003, as reported on the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification
(a) Not Applicable
(b)

By signing below each of the undersigned certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

September 16, 2003
Date

/s/ Frank V. Wisneski, Jr.
Signature

Frank V. Wisneski, Jr.
Name/Title

September 16, 2003
Date

/s/ Lynne Wisneski
Signature

Lynne Wisneski
Name/Title

JOINT FILING AGREEMENT

Each of the undersigned agrees that the Schedule 13G to be jointly filed with the Securities and Exchange Commission pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934 on or about this date, with respect to the reporting of the beneficial ownership of shares of Common Stock of Benthos, Inc. is being, and any and all amendments to such Schedule 13G may be, filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 16, 2003

/s/ Frank V. Wisneski, Jr.	/s/ Lynne Wisneski
Frank V. Wisneski, Jr.	Lynne Wisneski